SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                        Hayes Lemmerz International, Inc.
                   (formerly Hayes Wheels International, Inc.)
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   421124-10-8
                                 (CUSIP Number)

                              Michael G. Capatides
                     CIBC WG Argosy Merchant Fund 2, L.L.C.
                         425 Lexington Avenue, 9th Floor
                            New York, New York 10017
                                 (212) 856-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 December 18, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                                 (Page 1 of 9)

SCHEDULE 13D

CUSIP No. 431124-10-8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CIBC WG Argosy Merchant Fund 2, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      a[ ]
                                      b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
           OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                             7. SOLE VOTING POWER
                                    None

NUMBER OF                    8.     SHARED VOTING POWER
SHARES                              None
BENEFICIALLY
OWNED BY EACH
REPORTING                    9.     SOLE DISPOSITIVE POWER
PERSON                              None
WITH
                             10.    SHARED DISPOSITIVE POWER
                                    None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

14. TYPE OF REPORTING PERSON*
         OO




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


SCHEDULE 13D

CUSIP No. 431124-10-8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CIBC Oppenheimer Corp. (formerly CIBC Wood Gundy Securities Corp.)

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      a[ ]
                                      b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                             7.     SOLE VOTING POWER

                                 713,000 shares

NUMBER OF                    8.     SHARED VOTING POWER
SHARES                              None
BENEFICIALLY
OWNED BY EACH
REPORTING                    9.     SOLE DISPOSITIVE POWER
PERSON                              713,000 shares
WITH
                            10.     SHARED DISPOSITIVE POWER
                                    None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         713,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                       [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.38%

14. TYPE OF REPORTING PERSON*
         CO, BD




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


         This  statement  amends and restates the  information  set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on July 29, 1996, as amended by Amendment No. 1 filed with the Commission on November 4, 1996, and constitutes Amendment No. 2.


ITEM 1. Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Company Common Stock"), of Hayes Lemmerz International, Inc. (formerly Hayes Wheels International, Inc.), a Delaware corporation (the "Company"), which has its principal executive offices at 38481 Huron River Drive, Romulus, Michigan 48174. The Company Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE").


ITEM 2. Identity and Background.

         This Statement is being filed by CIBC WG Argosy Merchant Fund 2, L.L.C., a limited liability company under the Delaware Limited Liability Company Act ("Argosy"), and CIBC Oppenheimer Corp. (formerly CIBC Wood Gundy Securities Corp.), a Delaware corporation ("CIBC Oppenheimer") . Argosy is engaged principally in the business of investing in securities. The principal business address of Argosy and CIBC Oppenheimer is 425 Lexington Avenue, New York, New York 10017. CIBC Oppenheimer is a broker-dealer registered with the Securities and Exchange Commission and a member of the NYSE and the National Association of Securities Dealers, Inc. CIBC Oppenheimer is a wholly-owned indirect subsidiary of the Canadian Imperial Bank of Commerce ("CIBC"), a foreign bank with agencies in the United States. Argosy is an affiliate of CIBC.

         During the last five years, Argosy and CIBC Oppenheimer have not been convicted in any criminal proceeding nor has either party been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

         On July 2, 1996, Argosy acquired (i) 2,500,000 shares (after giving effect to the 1-to-2 stock split) of the Company Common Stock and (ii) 30,000 warrants, with each warrant entitling the holder thereof to purchase two shares (after giving effect to the 1-to-2 stock split) of Company Common Stock at a price of $24.00 (after giving effect to the 1-to-2 stock split) during the period commencing on the fourth anniversary or the Effective Date (as defined in Item 4) and ending on the seventh anniversary thereof (the "Warrants") in exchange for payment by the Argosy of immediately available funds in the amount of $40,000,000. Argosy obtained such funds from its capital contributions.

         The Company and MWC Holdings, Inc., a Delaware corporation ("Holdings") entered into the Agreement and Plan of Merger, dated as of March 29, 1996 (the "Merger Agreement"), pursuant to which, among other things, on July 2, 1996 (the "Effective Date"), Holdings merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation.

         The Company financed a portion of the Merger with new equity investments with a number of counterparties, including Argosy. As a result of the Merger, Argosy acquired 2,500,000 shares Of Company Common Stock and 30,000 Warrants in exchange for payment of $40,000,000.

         On December 12, 1997, the Board of Directors of the Company authorized the exchange (the "Argosy Exchange") of the 2,500,000 shares of Company Common Stock held by Argosy (the "Argosy Voting Shares") for 2,500,000 shares of the Company's non-voting common stock, par value $.01 per share (the "Argosy Non-Voting Shares"). On December 18, 1997, Argosy exchanged the Argosy Voting
Shares for Argosy Non-Voting Shares. The Argosy Non-Voting Shares are not registered under the Securities Act and are not listed on any securities exchange.

         As of February 28, 1998, CIBC Oppenheimer has acquired 713,000 shares of Company Common Stock by way of open market purchases during the normal course of its business activities. The aggregate purchase price of these shares (at cost) is approximately $12,131,144. CIBC Oppenheimer obtained such funds through its various internal capital funding controls.


ITEM 4. Purpose of Transaction.

         As further described in the Joint Proxy Statement, dated May 31, 1996, of the Company and Holdings (the "Joint Proxy Statement") and the Merger Agreement, Holdings merged with and into the Company on the Effective Date, with the Company continuing as the surviving corporation. As a result of the Merger, Argosy acquired 2,500,000 shares of Company Common Stock, or approximately 11.2% of the shares of Company Common Stock issued and outstanding as of the Effective Date (based upon a total of 22,264,800 shares of Company Common Stock issued and outstanding upon consummation of the Merger on the Effective Date, such number being the number of shares of Company Common Stock expected to be issued and outstanding as of the Effective Date as reported in the Joint Proxy Statement), and 30,000 Warrants.

         The foregoing summary of provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

         Immediately after the Merger, Argosy owned 2,500,000 shares of Company Common Stock and 30,000 Warrants.

         Immediately after the Merger, the Company and holders of Company Common Stock, including Argosy, entered into a stockholders agreement (the "Stockholders Agreement") pursuant to which, among other things, certain stockholders agreed to vote their shares of Company Common Stock so that the Company's Board of Directors will consist of nine members. Each stockholder that is a party to the Stockholders Agreement has also agreed not to acquire any shares of Company Common Stock if, as a result of such acquisition, such stockholder would own in excess of 50% of the outstanding shares of Company Common Stock.

         Pursuant to the Stockholders Agreement, such stockholders have agreed not to transfer any share of Company Common Stock, other than pursuant to certain permitted transfers, until the second anniversary of the Merger. The Stockholder Agreement gives each stockholder a party thereto holding shares of Company Common Stock received in the Merger with an aggregate value of $15 million the right (exercisable after the second anniversary of the Effective
Date) to require the Company to register under the Securities Act of 1933, as amended (the "Securities Act"), the resale of all or part of such shares at the Company's expense on two occasions. The Company has agreed to file the reports under the Securities Exchange Act of 1934 (the "Exchange Act"), to enable each such stockholder to sell its shares of Company Commons Stock. Each such stockholder will be entitled to an unlimited number of piggyback registration, which will allow such stockholder to include shares of Company Common Stock (including share of Company Common Stock to be issued upon the exercise of Warrants) held by it in certain registrations of shares of Company Common Stock effected by the Company (subject to customary cut-back provisions).

         The Stockholders Agreement also provides that the Company will not repurchase any share of Company Common Stock, other than to fund employee benefit plans, without the approval of at least 82.5% of the shares of Company Common Stock subject to the Stockholders Agreement. In addition, the Stockholders Agreement provides that the Company will file all necessary reports with the Securities and Exchange Commission ("SEC") if applicable, and take whatever action any stockholder a party thereto may reasonably request to enable such stockholder to sell shares of Company Stock without registration under the

Securities Act with the limitations provided by Rule 144 thereunder. The Stockholders Agreement may only be amended with the prior written consent of the Company and at least 82.5% of the shares of Company Common Stock initially subject thereto. The Stockholder Agreement will terminate on the eighth anniversary thereof, unless terminated earlier pursuant to its terms.

         The securities of the Company to which this Statement relates are held by: (a) Argosy as an investment; and (b) CIBC Oppenheimer as a part of its sales and trading portfolio maintained in the ordinary course of its business. The Argosy Non-Voting Shares held by Argosy do not give Argosy the right to vote on corporate actions enumerated in clauses (ii) to (x) in the immediately succeeding sentence. Except as otherwise set forth in this Statement, Argosy and CIBC Oppenheimer do not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any portion of additional securities of the Company, or the disposition of securities of the Company (other than in the normal course of business); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on such Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Amended and Restated Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

         Subject to applicable law and the terms of the Stockholders Agreement, Argosy or CIBC Oppenheimer may acquire shares of Company Common Stock or sell some or all of the shares of the Company Common Stock which may be owned by Argosy or CIBC Oppenheimer from time to time, depending on its evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to Argosy or CIBC Oppenheimer, general economic conditions, money and stock market conditions and other future developments.

ITEM 5. Interest in Securities of the Issuer.

         As a result of the Argosy Exchange, Argosy is the record owner of 2,500,000 shares of Argosy Non-Voting Shares. Immediately after the Argosy Exchange, Argosy does not own any shares of Company Common Stock. Argosy ceased to be the beneficial owner of more than five percent of the Company Common Stock on December 18, 1997. As of February 28, 1998, CIBC Oppenheimer is the record Owner of 713,000 shares of Company Common Stock.

         Except as set forth in Item 3 hereof, Argosy and CIBC Oppenheimer have not effected any transactions in shares of Company Common Stock during the past 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Immediately after the Merger, as a result of the Subscription and the Merger, Argosy owned 2,500,000 shares of Company Common Stock and 30,000 Warrants.

         Immediately after the Merger, the Company and certain holders of Company Common Stock, including Argosy, entered into the Stockholders Agreement. Reference is hereby made to the discussion of the Stockholders Agreement set forth above in response to Item 4, including the summary of provisions thereof, which is incorporated by reference in its entirely herein. In addition, Argosy and the Company entered into an Agreement, dated as of July 2, 1996 (the "Argosy Agreement") pursuant to which, among other things, Argosy instructed the Company, as its nondiscretionary proxy agent, to vote on its behalf all shares of Company Common Stock held by Argosy regarding all matter that require stockholder approval in proportion to votes actually cast by holder of Company Common Stock, other than Joseph Littlejohn & Levy Fund 11 L.P. ("JLL"), subject to the terms and conditions set forth in the Argosy Agreement.

         In connection with the Argosy Exchange, the 2,500,000 shares of Company Common Stock theretofore owned by Argosy were exchanged for the Argosy Non-Voting Shares.

         Except as set forth in this restated Schedule 13D, Argosy and CIBC Oppenheimer do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. Materials to be Filed as Exhibits.
               None.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:         April 9, 1998

                                    CIBC WG ARGOSY MERCHANT FUND 2, L.L.C.


                                    By:  /s/ Jay Levine
                                      Name: Jay Levine
                                      Title: Managing Director

                                    CIBC OPPENHEIMER CORP.


                                    By:  /s/ Neal Thomas
                                      Name: Neal Thomas
                                      Title: Managing Director